06010255

Regulatory Announcement

REFERENCE No: 82-34854

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Company	C&C Group Plc
TIDM	CCR
Headline	Holding(s) in Company
Released	14:43 10-Jan-06
Number	7230W

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

AVS NO

All relevant boxes should be completed in block capital letters.

1. Name of listed company C & C Group plc	2. Name of shareholder with a major interest FMR Corporation Fidelity International Limited Edward C Johnson
3. Please state whether notification indicates that it is regarding the holding of the shareholder named in 2 above; in respect of a non-beneficial interest; or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 FMR Corporation Fidelity International Limited Edward C Johnson	4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them See attached list

5. Number of shares/amount of stock acquired	6. Percentage of issued class (any treasury shares held by company should not be taken into account when calculating percentage)	7. Number of shares/amount of stock disposed	8. Percentage of issued class (any treasury shares held by company should not be taken into account when calculating percentage)
N/A	N/A	4,012,221	1.23%

9. Class of security	10. Date of transaction	11. Date listed company informed
Ordinary shares of E0.01 each	N/A	10/1/2006

12. Total holding following this notification	13. Total percentage holding of issued class following this notification (any treasury shares held by the listed company should not be taken into account when calculating percentage)
37,358,759	11.49%

14. Any additional information	15. Name of contact and telephone number for queries
N/A	Noreen O'Kelly Group Secretary + 353 1 616 1100

16. Name and signature of duly authorised officer of the listed company responsible for making this notification

Noreen O'Kelly
Group Secretary

Date of notification 10 January 2006

Fidelity
Shares held by management company

1,339,365	FII	JP MORGAN, BOURNEMOUTH Total
99,731	FIL	BANK OF NEW YORK BRUSSELS Total
37,759	FIL	BANK OF NEW YORK EUROPE LDN Total
140,207	FIL	BROWN BROS HARRIMN LTD LUX Total
628,458	FIL	JP MORGAN, BOURNEMOUTH Total
197,551	FIL	NORTHERN TRUST LONDON Total
53,915	FIL	STATE STR BK AND TR CO LNDN (S Total
13,473,444	FISL	JP MORGAN, BOURNEMOUTH Total
3,877,267	FMRCO	BROWN BROTHERS HARRIMAN AND CO Total
5,877,505	FMRCO	JP MORGAN CHASE BANK Total
155,411	FMRCO	NOTHERN TRUST LONDON Total
2,486,940	FMRCO	STATE STREET BANK AND TR CO Total
53,700	FMRCO	MELLON BANK Total
308,400	FMTC	BANK OF NEW YORK Total
613,981	FMTC	BROWN BROTHERS HARRIMAN AND CO Total
267,000	FMTC	JP MORGAN CHASE BANK Total
431,800	FMTC	NORTHERN TRUST CO Total
891,425	FMTC	STATE STREET BANK AND TR CO Total
93,638	FPM	BANK OF NEW YORK BRUSSELS Total
16,519	FPM	CHASE MANHATTAN LONDON Total
116,804	FPM	CHASE MANHTTN BK AG FRNKFRT (S)
15,788	FPM	DEXIA PRIVATBANK Total
256,400	FPM	HSBC BANK PLC Total
2,728,042	FPM	JP MORGAN, BOURNEMOUTH Total
66,400	FPM	JP MORGAN CHASE BANK Total
98,552	FPM	MELLON BANK Total
1,343,660	FPM	NORTHERN TRUST LONDON Total
1,430,911	FPM	STATE STR BK AND TR CO LNDN (S)
236,800	FICL	JP MORGAN, BOURNEMOUTH Total
21,386	FIA(K)L	STATE STREET HONG KONG
37,358,759		TOTAL

END

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REFERENCE No: 82-34854

Regulatory Announcement

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Company	C&C Group Plc
TIDM	CCR
Headline	Holding(s) in Company
Released	13:06 22-Dec-05
Number	1152W

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

AVS NO

All relevant boxes should be completed in block capital letters.

1. Name of listed company

C & C Group plc

2. Name of shareholder with a major interest

FMR Corporation
Fidelity International Limited
Edward C Johnson

3. Please state whether notification indicates that it is regarding the holding of the shareholder named in 2 above; in respect of a non-beneficial interest; or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

FMR Corporation
Fidelity International Limited
Edward C Johnson

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

See attached list

5. Number of shares/amount of stock acquired	6. Percentage of issued class (any treasury shares held by company should not be taken into account when calculating percentage)	7. Number of shares/amount of stock disposed	8. Percentage of issued class (any treasury shares held by company should not be taken into account when calculating percentage)
N/A	N/A	3,570,220	1.10%

9. Class of security	10. Date of transaction	11. Date listed company informed
Ordinary shares of E0.01 each	N/A	22/12/2005

12. Total holding following this notification

41,370,980

13. Total percentage holding of issued class following this notification (any treasury shares held by the listed company should not be taken into account when calculating percentage)

12.72%

14. Any additional information

N/A

15. Name of contact and telephone number for queries

Noreen O'Kelly
Group Secretary
+ 353 1 616 1100

16. Name and signature of duly authorised officer of the listed company responsible for making this notification

Noreen O'Kelly
Group Secretary

Date of notification 22 December 2005

Fidelity

Shares held by management company

1,498,220	FII	JP MORGAN, BOURNEMOUTH Total
99,731	FIL	BANK OF NEW YORK BRUSSELS Total
37,759	FIL	BANK OF NEW YORK EUROPE LDN Total
151,068	FIL	BROWN BROS HARRIMN LTD LUX Total
369,122	FIL	JP MORGAN, BOURNEMOUTH Total
197,551	FIL	NORTHERN TRUST LONDON Total
53,915	FIL	STATE STR BK AND TR CO LNDN (S Total
15,724,047	FISL	JP MORGAN, BOURNEMOUTH Total
3,877,267	FMRCO	BROWN BROTHERS HARRIMAN AND CO Total
7,231,505	FMRCO	JP MORGAN CHASE BANK Total
155,411	FMRCO	NOTHERN TRUST LONDON Total
2,896,140	FMRCO	STATE STREET BANK AND TR CO Total
53,700	FMRCO	MELLON BANK Total
308,400	FMTC	BANK OF NEW YORK Total
613,981	FMTC	BROWN BROTHERS HARRIMAN AND CO Total
257,000	FMTC	JP MORGAN CHASE BANK Total
244,800	FMTC	NORTHERN TRUST CO Total
957,663	FMTC	STATE STREET BANK AND TR CO Total
93,638	FPM	BANK OF NEW YORK BRUSSELS Total
16,519	FPM	CHASE MANHATTAN LONDON Total
116,804	FPM	CHASE MANHTTN BK AG FRNKFRT (S)
15,788	FPM	DEXIA PRIVATBANK Total
256,400	FPM	HSBC BANK PLC Total
2,754,042	FPM	JP MORGAN, BOURNEMOUTH Total
66,400	FPM	JP MORGAN CHASE BANK Total
98,552	FPM	MELLON BANK Total
1,347,560	FPM	NORTHERN TRUST LONDON Total
1,358,611	FPM	STATE STR BK AND TR CO LNDN (S)
236,800	FICL	JP MORGAN, BOURNEMOUTH Total
21,386	FIA(K)L	STATE STREET HONG KONG
261,200	N/A	N/A
41,370,980		TOTAL

END

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Regulatory Announcement

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Company	C&C Group Plc
TIDM	CCR
Headline	Date of Trading Statement
Released	09:13 11-Jan-06
Number	7591W

C&C confirms date for pre-close trading statement for year ending 28 February, 2006

CCR.I CCR.L

Dublin, London, 11 January, 2006: C&C Group plc ('C&C'), the leading manufacturer, marketer and distributor of branded beverages and snacks in Ireland, today confirmed that it will issue its pre-close trading statement for the year ending 28 February 2006 at 07.00 GMT on Monday, 27 February 2006.

The C&C management team will host a conference call for investors and analysts at 14.30 GMT (09.30 ET) on that date. Dial in details for the conference call will be issued closer to the time and will also be available from K Capital Source on +353 1 631 5500 or c&cgroup@kcapitalsource.com

About C&C Group plc

C&C is one of the largest manufacturers, marketers and distributors of branded beverages in Ireland and Northern Ireland and savoury snacks in Ireland. The Group owns several of Ireland's most recognised beverage and savoury snacks brands, with leading market shares in various segments of the Irish beverage and savoury snacks markets, including Bulmers cider, Ballygowan bottled water, Club soft drinks and Tayto crisps. Additionally, the Group distributes in Ireland several leading international brands owned by third parties, such as 7UP and Pepsi soft drinks and a wide-ranging portfolio of wines and spirits. In addition to its Irish operations, the Group exports spirits and liqueurs to over 80 overseas markets and exports Magners cider to the United Kingdom, the United States and Continental Europe.

Investors and analysts	Irish Media	International Media
Mark Kenny/Jonathan Neilan K Capital Source Tel: +353 1 631 5500 Email: c&cgroup@kcapitalsource.com	Paddy Hughes/ Ann-Marie Curran Drury Communications Tel: +353 1 260 5000 Email: phughes@drurycom.com	Edward Orlebar Finsbury Group Tel: +44 20 7251 3801 Email: edward.orlebar@finsbury.com

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